Exhibit B

Sababa Holdings FREE, LLC

500 S Pointe Drive, Suite 240

Miami Beach, FL 33139

June 25, 2023

Mr. Irwin Simon

Executive Chairman of the Board

Whole Earth Brands, Inc.

125 S. Wacker Drive, Suite 3150

Chicago, Illinois 60606

Dear Irwin,

We are pleased to submit this preliminary, non-binding proposal, which outlines the principal terms and conditions under which Sababa Holdings FREE, LLC (“Sababa”) or one of its affiliates would be willing to enter into a transaction to acquire Whole Earth Brands, Inc. and its subsidiaries (the “Company” or “Whole Earth”) and combine it with Royal Oak Enterprises, LLC (“Royal Oak”), for which I serve as Executive Chairman.

Our proposal is to acquire all of the outstanding shares of the Company’s common stock not already owned by us for $4.00 per share in cash, which represents a 28.2% premium to the Company’s current stock price, as reported on Nasdaq on June 24, 2023, and a 42.9% premium to the Company’s 3-month volume weighted average trading price of $2.80.

As the largest single stockholder of Whole Earth and the controlling shareholder of Royal Oak, we strongly believe that our all-cash proposal represents compelling and immediate value for Whole Earth stockholders at a time of considerable macroeconomic uncertainty. It is our further belief that these two businesses are stronger together than they are apart. Both businesses sell to many of the same customers and share fundamental business qualities that make a combination very compelling.

The Whole Earth team has built an attractive business that is well positioned to grow and succeed but is burdened by a capital structure and public company pressures that inhibit the Company from pursuing attractive growth strategies and increased investment in its business. It is our belief that existing Whole Earth stockholders would not be able to achieve such appreciation without a significant capital raise which would dilute all such stockholders. In addition, we note from the Company’s public filings that the Company appears to be close to maximizing its limits on certain financial covenants imposed under its credit facilities, therefore leaving very little margin for unexpected events that may occur at the Company.

Furthermore, Whole Earth stockholders have limited alternatives for realizing value, given the Company’s high leverage, insufficient access to liquidity and limited trading volume in the public float along with lack of indexation.

It is our philosophy to provide meaningful incentives and rewards to management teams for successful performance. We have great admiration for the Company’s current leadership and employees and respect all that they have accomplished. At the appropriate time, we would discuss the creation and implementation of appropriate senior management incentive programs to reward exceptional future operating performance.

Mr. Irwin Simon

June 25, 2023

Page Two

We wish to proceed to a transaction swiftly in order to minimize disruption to the Company’s business. We are willing to dedicate meaningful resources to this project and would expect a similar level of commitment from the Company. We are prepared to enter into a customary non-disclosure agreement with the Company, so that we can complete our due diligence and negotiate all definitive documentation within 90 days from the date of this letter. We expect our due diligence to include primarily a financial and legal review of the business. This proposal is an expression of interest in a potential transaction, is subject to due diligence and is non-binding.

We understand that the Board and any committee it may choose to establish would have much to consider in connection with any potential opportunity or transaction, particularly one of this nature. Given our current ownership percentage, we understand that any definitive agreement would be subject to the requisite approval of the Company’s other stockholders.

We look forward to your response.

Sincerely,

Sir Martin E. Franklin